UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:   March 30, 2007
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

COMPUTER SCIENCES CORPORATION
Full name of Registrant

N/A
Former Name if Applicable

2100 East Grand Avenue
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Computer Sciences Corporation (the "Company") has discovered significant errors in its accounting for tax liabilities in fiscal years 2000 through 2006. As a result, the Company was unable to file its Annual Report on Form 10-K for the year ended March 30, 2007 by May 29, 2007 without unreasonable effort or expense.

The Company currently estimates that the correction of these errors, and other insignificant errors, will result in a cumulative charge of $300 million to $400 million through March 31, 2006. This amount does not include the cumulative charge of approximately $60 million through March 31, 2006 related to the stock option investigation, which has previously been disclosed and recorded.

On May 30, 2007, the Board of Directors concluded that the Company's financial statements included in its previously filed Annual Report on Form 10-K for the year ended March 31, 2006, along with the accompanying report of the Company's independent registered accounting firm, should no longer be relied upon because of errors in such financial statements. The Board of Directors has discussed the matters in this filing with the Company's independent registered accounting firm.

The Company will restate prior periods in its Form 10-K for the year ended March 30, 2007, which it currently expects to file on or prior to June 13, 2007.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Donald G. DeBuck	310	615-1686
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [   ] Yes    [X] No

Quarterly Reports on Form 10-Q for the quarters ended September 29, 2006 and December 29, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes   [   ] No

As described above, the Company will amend and restate the financial statements included in its Annual Report on Form 10-K for the year ended March 31, 2006. The Company has not checked either box because it has not yet finalized the results of operations for the years ended March 31, 2006 or March 30, 2007, and is unable to determine if there are significant changes in its results for the two years.

               COMPUTER SCIENCES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 30, 2007	By:	/s/Donald G. DeBuck
Name: Donald G. DeBuck
Title: Vice President & Corporate Controller